

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Daniel Schmitt
President and Chief Executive Officer
Actuate Therapeutics, Inc.
1751 River Run, Suite 400
Fort Worth, TX 76107

> **Re: Actuate Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2024**
> **File No. 333-279734**

Dear Daniel Schmitt:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed June 11, 2024

Capitalization, page 76

1. Please explain to us why your Capitalization table presents only total stockholders' (deficit) equity without providing a line item depicting total capitalization.

2. We note from your disclosures on page F-17 that your redeemable convertible preferred stock will automatically convert upon the closing of a public offering resulting in at least $100 million in gross proceeds. Given that the proceeds from your current offering are expected to be approximately $50 million, please tell us and revise your disclosure here to address how you determined it was appropriate to assume the automatic conversion of your redeemable convertible preferred stock in your pro forma presentation. Revise your presentation as needed. Similarly revise the related disclosures throughout your document that discuss the assumption that your preferred stock will convert immediately prior to the offering.

Daniel Schmitt
Actuate Therapeutics, Inc.
June 18, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Janet Spreen, Esq.